PROSPECTUS SUPPLEMENT NO. 5	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated September 12, 2022)	Registration No. 333-262242
Ermenegildo Zegna N.V.
Up to 231,391,056 Ordinary Shares
Up to 20,116,666 Ordinary Shares Issuable Upon Exercise of Warrants
Up to 6,700,000 Warrants

This prospectus supplement supplements the prospectus dated September 12, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-262242). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained herein.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 20,116,666 of our ordinary shares, nominal value €0.02 per share (“Ordinary Shares”), which include up to (i) 6,700,000 Ordinary Shares issuable upon the exercise of 6,700,000 private placement warrants (the “Private Placement Warrants”) originally issued by us in a private placement transaction in connection with the Business Combination (as defined below) at an exercise price of $11.50 per Ordinary Share, and (ii) 13,416,666 Ordinary Shares issuable upon the exercise of 13,416,666 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued to public shareholders of Investindustrial Acquisition Corp. (“IIAC”) in its initial public offering, and converted into warrants to purchase Ordinary Shares at the closing of the Business Combination at an exercise price of $11.50 per Ordinary Share. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders or their permitted transferees of (a) up to 231,391,056 Ordinary Shares (including (i) up to 36,735,551 Ordinary Shares issued to certain selling securityholders concurrently with the closing of the business combination (the “Business Combination”) between us and IIAC, (ii) up to 6,700,000 Ordinary Shares issuable upon exercise of our Private Placement Warrants, and (iii) up to 187,955,505 Ordinary Shares currently held by certain selling shareholders) and (b) up to 6,700,000 of our Private Placement Warrants. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

The Ordinary Shares and our Public Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “ZGN” and “ZGN WS,” respectively. On February 9, 2023, the closing sale price as reported on NYSE of the Ordinary Shares was $12.48 per share and of our Public Warrants was $3.44 per Public Warrant.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 10, 2023.

Redemption Fair Market Value
On February 10, 2023, Ermenegildo Zegna N.V. (the “Company”) issued a press release announcing the “Redemption Fair Market Value” in connection with the Company’s previously announced redemption (the “Redemption”) of all of its outstanding warrants to purchase ordinary shares of the Company that were issued under the Warrant Agreement, dated as of November 23, 2020, between Investindustrial Acquisition Corp. (“IIAC”) and Continental Stock Transfer & Trust Company, as subsequently amended by the Warrant Agreement Amendment, dated as of December 17, 2021, by and between IIAC and Continental Stock Transfer & Trust Company, and by the Warrant Assumption and Amendment Agreement, dated as of December 17, 2021, by and among IIAC, the Company, Continental Stock Transfer & Trust Company, Computershare Trust Company, N.A. and Computershare Inc., and under the Warrant Agreement, dated as of December 17, 2021, by and between the Company, Computershare Trust Company, N.A., and Computershare Inc.

Copies of the press release and of the Notice of Redemption Fair Market Value delivered by the Company are below.

None of these documents constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.
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Copy of Press Release, dated February 10, 2023

ERMENEGILDO ZEGNA N.V. ANNOUNCES “REDEMPTION FAIR MARKET VALUE” IN CONNECTION WITH REDEMPTION OF ITS OUTSTANDING WARRANTS

February 10, 2023 – MILAN – Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna Group” or the “Company”) today announced the “Redemption Fair Market Value” in connection with its previously announced redemption of its warrants (the “Warrants”) to purchase ordinary shares of the Company (the “Ordinary Shares”).

On January 26, 2023, the Company announced that it will redeem all of its Warrants that remain outstanding at 5:00 p.m. New York City time on February 27, 2023 (the “Redemption Date”) for a redemption price of $0.10 per Warrant. Warrant holders may elect to exercise their Warrants for cash or on a cashless basis before 5:00 p.m. New York City time on the Redemption Date, subject to the terms of the Company’s previously issued notice of redemption (the “Redemption Notice”). The “Redemption Fair Market Value” announced today is used to determine the number of Ordinary Shares that will be issued to Warrant holders who exercise their warrants on a cashless basis. Based on the Redemption Fair Market Value, Warrant holders who exercise their Warrants by surrendering them pursuant to a “Make-Whole Exercise” prior to the Redemption Date will receive 0.277 Ordinary Shares per Warrant.

Today, at the direction of the Company, the warrant agent, Computershare Trust Company, N.A. and Computershare Inc. (together, the “Warrant Agent”) has delivered a notice (the “Redemption Fair Market Value Notice”) to each of the registered holders of the outstanding Warrants, informing them that: (i) the Redemption Fair Market Value is $11.8471, and (ii) as a result, holders who exercise their Warrants on a “cashless basis” will receive 0.277 Ordinary Shares per Warrant.

Exercise Procedures and Deadline for Warrant Exercise

Warrant holders have until immediately prior to 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants: (1) for cash, at an exercise price of $11.50 per Ordinary Share, or (2) on a “cashless basis” (a “Make-Whole Exercise”), in which case the holder will receive 0.277 Ordinary Shares per Warrant. If any holder of Warrants would be entitled to receive a fractional interest in an Ordinary Share, the number of Ordinary Shares the holder will be entitled to receive will be rounded down to the nearest whole number of Ordinary Shares.

For additional information, including information on how holders may exercise their Warrants, please refer to the Redemption Notice.

We understand from the NYSE that February 22, 2023, the third trading day prior to the Redemption Date, will be the last day on which the Public Warrants will be traded on the NYSE.

Termination of Warrant Rights

Any Warrants that have not been exercised for cash or pursuant to a Make-Whole Exercise immediately prior to 5:00 p.m. New York City time on the Redemption Date (being February 27, 2023) will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

Prospectus

The Ordinary Shares underlying the Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F-1 with, and declared effective by, the Securities and Exchange Commission

(Registration No. 333-262242). The SEC maintains an Internet website that contains a copy of the prospectus included in the registration statement at www.sec.gov. Alternatively, you can obtain a copy of this prospectus on the Investor Relations section of the Company’s website, at https://ir.zegnagroup.com.

Important Notice

This press release does not and will not constitute an offer to sell, or the solicitation of an offer to buy, the Warrants, the Ordinary Shares, or any other securities, nor will there be any sale of the Warrants, the Ordinary Shares or any such other securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

Additional Information

For additional information, including copies of the Redemption Notice and the Redemption Fair Market Value Notice, and answers to frequently asked questions, please visit the Investor Relations section of the Company’s website, at https://ir.zegnagroup.com. Additional information regarding this announcement may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission.

Any questions you may have about redemption and exercising your Warrants may be directed to the Company’s information agent, Georgeson, at +1 866 628 6079.

1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers
Call Toll Free: 866-628-6079

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy by Ermenegildo Zegna, the Zegna Group designs, creates and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear, and accessories under the Thom Browne brand. Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. Group products are sold through 500 stores in about 80 countries around the world, of which 302 are directly operated by the Group as of December 31, 2022 (239 Zegna stores and 63 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road has led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

Contacts

Investor Relations/Group Communications
Francesca Di Pasquantonio
francesca.dipasquantonio@zegna.com
+39 335 5837669

Clementina Tito
clementina.tito@zegna.com

Media
Brunswick Group Brendan Riley / Daria Danelli / Marie Jensen
briley@brunswickgroup.com / ddanelli@brunswickgroup.com / mjensen@brunswickgroup.com
+1 (917) 755-1454 / +39 348 635 1149 / +33 (0) 6 49 09 39 54

Marco Rubino
Community
+39 335 6509552
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Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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Copy of Notice of Redemption Fair Market Value, dated February 10, 2023

February 10, 2023

NOTICE OF “REDEMPTION FAIR MARKET VALUE” TO THE HOLDERS OF ERMENEGILDO ZEGNA N.V.’S PUBLIC WARRANTS (CUSIP N30577113) AND PRIVATE PLACEMENT WARRANTS
Reference is made to that certain Notice of Redemption (as defined below) under which Ermenegildo Zegna N.V. (the “Company”) committed to inform registered holders of the Company’s Warrants (as defined below) of the following information on this date.
Background
On January 26, 2023, the Company issued a notice of redemption (the “Notice of Redemption”) indicating that, at 5:00 p.m. New York City time on February 27, 2023 (the “Redemption Date”), the Company will redeem all of the Company’s then remaining outstanding warrants (the “Public Warrants”) to purchase ordinary shares of the Company, nominal value €0.02 per share (the “Ordinary Shares”) that were issued under the Warrant Agreement, dated as of November 23, 2020, between Investindustrial Acquisition Corp. (“IIAC”) and Continental Stock Transfer & Trust Company, as subsequently amended by the Warrant Agreement Amendment, dated as of December 17, 2021, by and between IIAC and Continental Stock Transfer & Trust Company, and by the Warrant Assumption and Amendment Agreement, dated as of December 17, 2021, by and among IIAC, the Company, Continental Stock Transfer & Trust Company, Computershare Trust Company, N.A. and Computershare Inc. (together, the “Warrant Agreement”), for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). In addition, at 5:00 p.m. New York City time on the Redemption Date, the Company will redeem all of its then remaining outstanding warrants (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) to purchase Ordinary Shares that were issued in a private placement transaction under the Warrant Agreement, dated as of December 17, 2021, by and between the Company, Computershare Trust Company, N.A. and Computershare Inc. (the “New Warrant Agreement”) on the same terms as the outstanding Public Warrants. Computershare Trust Company, N.A. and Computershare Inc. act as warrant agent (the “Warrant Agent”) with respect to the Warrants.

Redemption Fair Market Value

The “Redemption Fair Market Value” is determined in accordance with Section 6.2 of the Warrant Agreement or Section 6.2 of the New Warrant Agreement (as applicable) based on the volume weighted average price of the Ordinary Shares for the ten trading days immediately following the date on which the Notice of Redemption was sent to registered holders of the Warrants.

The Redemption Fair Market Value is $11.8471.

Exercise of Warrants

At any time prior to 5:00 p.m. New York City time on the Redemption Date, the Warrants may be: (i) exercised by the Warrant holders for cash, at an exercise price of $11.50 per Ordinary Share; or (ii) exercised by the Warrant holders on a “cashless basis” (a “Make-Whole Exercise”), in which case the holder will receive a number of Ordinary Shares determined in accordance with the terms of the Warrant Agreement or the New Warrant Agreement (as applicable) and based on: (i) the period of time between the Redemption Date and the expiration of the Warrants, and (ii) the Redemption Fair Market Value.

In particular, should a holder elect to exercise their Warrants by surrendering them pursuant to a Make-Whole Exercise, such holder would receive a number of Ordinary Shares determined by reference to the table set forth in Section 6.2 of the Warrant Agreement (for Public Warrants) or the table set forth in Section 6.2 of the New Warrant Agreement (for Private Placement Warrants).

Based on the Redemption Fair Market Value and number of months to the expiration of the Warrants, the number of Ordinary Shares to be issued for each Warrant that is exercised pursuant to a Make-Whole Exercise is 0.277 Ordinary Shares.

Redemption of Warrants

Any Warrants that have not been exercised for cash or pursuant to a Make-Whole Exercise by 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the Redemption Price of $0.10 per Warrant. For additional information, including information on how holders may exercise their Warrants, see the Notice of Redemption. For a copy of the Notice of Redemption and answers to frequently asked questions, please visit the Investor Relations section of the Company’s website at https://ir.zegnagroup.com. In addition, a copy of the Notice of Redemption was attached as Exhibit 99.2 to the Current Report on Form 6-K furnished by the Company on January 26, 2023 and is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Ordinary Shares and the Public Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “ZGN” and “ZGN WS,” respectively. We understand from the NYSE that February 22, 2023, the third trading day prior to the Redemption Date, will be the last day on which the Public Warrants will be traded on the NYSE.

The CUSIP number appearing herein has been included solely for the convenience of the holders of the Public Warrants. No representation is made as to the correctness or accuracy of the CUSIP number either as printed on the Public Warrants or as contained herein. Any redemption of the Public Warrants shall not be affected by any defect in or omission of such identification number.

Questions Regarding Redemption

Any questions you may have about redemption and exercising your Warrants may be directed to the Company’s information agent, Georgeson, at +1 866 628 6079.

1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers
Call Toll Free: 866-628-6079

Sincerely,

Ermenegildo Zegna N.V.
/s/ Gianluca Ambrogio Tagliabue
Gianluca Ambrogio Tagliabue
Chief Operating Officer and Chief Financial Officer